April 4, 2006

Via EDGAR

Mr. Gary Todd
Reviewing Accountant
Mail Stop 6010
Securities And Exchange Commission
100 F. Street N.E.
Washington, DC 20549-6010

Re:          Briggs & Stratton Corporation
                Form 10-K for the Fiscal Year Ended July 3, 2005
                Filed September 16, 2005
                SEC File No. 001-01370

Dear Mr. Todd:

This is in response to your letter of March 20, 2006, commenting on our 10-K for the year ended July 3, 2005.  We have reported the comments from your letter below, followed by our responses.

Form 10-K as of July 3, 2005

Item 8. Financial Statements and Supplementary Data, page 18

Note (3) Acquisitions, page 27

1.                                      We note your acquisition of Simplicity Manufacturing, Inc. on July 7, 2004 and that $103 million of the purchase price was allocated to goodwill.  Please disclose in future filings the valuation methodologies and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and intangible assets.  In addition, please also disclose the factors that contributed to a purchase price resulting in the recognition of goodwill as required by paragraph 51.b. of SFAS 141.

In future filings we will disclose the valuation methodologies and significant assumptions used to allocate the purchase price to acquired assets and liabilities.  In addition, we will disclose the factors that contributed to a purchase price that resulted in goodwill.

2.                                      We note your acquisition of certain assets of Murray and the transition supply agreement for $122.7 million.  In connection with that transaction we also see that you recorded negative goodwill of $19.8 million.  Please tell us how you determined that the acquisition of the Murray assets was an acquisition of a business as defined in EITF Issue 98-3 and SFAS 141, as opposed to an acquisition of assets.  Please be detailed and specific in supporting your conclusion and the underlying accounting.

In determining that the acquisition of certain assets of Murray, Inc. was an acquisition of a business pursuant to EITF Issue 98-3 and SFAS 141, we considered whether the acquired assets contained all of the inputs and processes necessary to continue normal operations, including the ability to deliver goods and services, and generate revenues.  The acquired assets included all productive assets (excluding real estate), all trade names, customer lists, assignable contracts, all books and records, promotional materials, inventories and customer receivables.   Briggs & Stratton also assumed certain customer related liabilities including warranty and customer rebates, although not contractually obligated to do so, in order to preserve the customer relationships and the value of the acquired trade names going forward.  Briggs & Stratton did not assume the Murray work force.

The real estate of Murray, Inc., including the sole manufacturing facility, was the only significant asset not acquired.  However, the acquisition included a Transition Supply Agreement, which allowed Briggs & Stratton to continue operations in the production facility and corporate office for a period up to 18 months, while leasing the building and the

Murray employees.  Given our own end product manufacturing capabilities and capacities, and our ability to continue operations in the existing Murray facility until a suitable alternative was identified, we concluded that the excluded assets were immaterial to the business of Murray, Inc.  Accordingly, Briggs & Stratton determined that it had acquired the business of Murray, Inc., by acquiring all of the necessary assets and assuming the necessary liabilities in order to continue the Murray, Inc. business with minimal disruption and minimal additional investment going forward.

Note (4) Goodwill and Other Intangible Assets, page 29

3.                                      We note that you attribute the allocations to other intangible assets to independent valuations.  Since you attribute the valuations to experts, you should identify the experts and present their consents in any registration statement incorporating your Form 10-K.  Alternatively, in future filings, you should delete the reference to the valuation experts and present disclosure specifically describing valuation methods and significant assumptions actually applied in valuing individually material amounts.  We will not object if you disclose in future filings, if true, that you considered factors including independent valuations, as long as there is disclosure about the valuation methods and assumptions and disclosure that management is responsible for the amounts recorded for those assets.

We did not intend to suggest that the valuations were expertised within the meaning of the Securities Act.  Management in fact ultimately determined the amount to be recorded guided by, among other data, independent valuations.  In future filings we will delete the reference to the valuation experts and present disclosures describing the valuation methods and the significant assumptions made by management in determining the carrying amounts of goodwill and intangible assets.

4.                                      We note that you recorded indefinite-lived intangible assets for trademarks/brand names of $67 million related to the Simplicity acquisition.  Explain to us why you believe that these intangible assets have indefinite lives in accordance with paragraph 11 of SFAS 142.  Please be specific in your response.

The indefinite-lived intangible assets for trademarks/brand names of $67 million related to the Simplicity acquisition include the acquired brands Simplicity, Snapper and Ferris.  The indefinite life assumption reflects the history of the brands’ equity and performance, as well as management’s belief that the resulting sales and profit premium will continue indefinitely in the future.  All of the acquired brands have an indefinite legal life. The Simplicity and Snapper brands have been in existence for over 50 years and represent over 85% of the recorded value.  Management’s research also indicates that the Snapper brand is one of the top three brands in the outdoor power equipment industry. Simplicity is one of the top ten brands for lawn mowers.  The Ferris brand has been in existence for twenty years and represents one of the top commercial brands in the industry.  Briggs & Stratton is committed to the continued development of these brands going forward as part of our forward integration strategy into lawn and garden end products. Strong brands are needed to provide competitive differentiation for future products we plan to move through the mass distribution channel.

Note (14) Employee Benefit Costs, page 38

Retirement Plan and Other Postretirement Benefits, page 38

5.                                      We note that you recorded a minimum pension liability adjustment of $53,659,000, net of tax of $34,306,000 in other comprehensive income and that you incurred a significant actuarial loss amounting to $124,756,000 during fiscal 2005.  Please expand MD&A in future filings to provide disclosure about the underlying factors responsible for the significant minimum pension liability adjustment and the actuarial loss in 2005.  While we see disclosure about the computational consideration leading to the minimum pension liability on page 39, the MD&A disclosure should focus on the substantive reasons for these significant changes in your pension disclosures.  Please also expand to address how significant actuarial losses are considered in and affect your accounting for the defined benefit pension plans.

In future filings we will expand our MD&A to disclose the underlying factors responsible for changes in our recorded pension assets and liabilities.  We will also expand our disclosure on the accounting for unrecognized actuarial gains and losses.  The significant actuarial loss and minimum pension liability adjustment in fiscal 2005 reflects a 1% decline in the discount rate, which contributed $109 million to the reported actuarial loss.  The remainder of the loss is attributable to demographic changes in the participants of the plan including more participants electing to retire than originally estimated.  Actuarial gains and losses are subject to amortization over the expected future service period to the extent they exceed the greater of 10% of the projected benefit obligation or the market value of the plan assets.

We trust you will concur that the foregoing responds adequately to the comments made by the Staff.  Further to this response, we acknowledge that:

•                  Briggs & Stratton is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Briggs & Stratton may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions regarding this response, please contact that undersigned at (414) 259-5855 or by telecopy at (414) 259-5773.  Thank you for your attention to this matter.

Very truly yours,

BRIGGS & STRATTON CORPORATION

/s/ James E. Brenn
James E. Brenn, Senior Vice President and
Chief Financial Officer